Exhibit 99.1

FOURTH QUARTER 2020
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND 2020 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2020 and related notes prepared in accordance with International Financial Reporting Standards (IFRS). Our 2020 Annual Report (which includes our audited Annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2020 Annual Information Form and our Supplementary Financial Information are available on our website at: http://www.rbc.com/investorrelations.

TORONTO, December 2, 2020 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $11,437 million for the year ended October 31, 2020, down $1,434 million or 11% from the prior year. Diluted EPS was $7.82, down 11% over the same period. Our consolidated results reflect higher PCL (increased by $2.5 billion from the prior year), as we prudently built reserves given the unprecedented challenges brought on by the COVID-19 pandemic, in addition to the impact of lower interest rates. Lower results in Personal & Commercial Banking and Wealth Management were partially offset by robust earnings in Capital Markets, as well as higher results in Investor & Treasury Services and Insurance.

The PCL on loans ratio of 63 bps increased by 32 bps from the prior year, largely resulting from higher provisions on performing loans due to the impact of the COVID-19 pandemic. The PCL on impaired loans ratio was 24 bps, down 3 bps from the prior year. Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 12.5%, up 40 bps from the prior year (pre-pandemic levels). We also had a strong average Liquidity Coverage Ratio (LCR) of 145%.

“In what has been an unparalleled year due to the global pandemic, RBC demonstrated the strength and resilience of our franchise. The combination of prudent risk management, a strong balance sheet and diversified business model, and our Purpose-led approach to supporting employees, clients and communities, defined our success in a challenging operating environment,” said Dave McKay, RBC President and Chief Executive Officer. “Looking ahead, while it is difficult to predict how the coming year will unfold, RBC has the strength, stability and operational resilience to face a range of scenarios, and to continue creating long-term sustainable value. I want to sincerely thank all RBCers for their unwavering support of our clients, communities and each other.”

2020 Full Year Business Segment Performance

◾

21% lower earnings in Personal & Commercial Banking, mainly due to higher PCL, primarily attributable to the impact of the COVID-19 pandemic on performing loans. The net increase in costs associated with the COVID-19 pandemic, including additional staff-related costs, also contributed to the decrease. Earnings also reflected a decline in net interest income, as strong average volume growth (+6% in loans and +14% in deposits in Canadian Banking) was more than offset by the impact of lower interest rates and competitive pricing pressures. In addition, we continued our investment in digital solutions to improve our clients’ experience and deliver personalized advice as the pandemic amplified client preferences for digital offerings.

◾

15% lower earnings in Wealth Management, primarily due to a gain in the prior year on the sale of the private debt business of BlueBay ($134 million after-tax), a decline in net interest income from lower interest rates partially offset by volume growth, and higher staff-related costs. Lower income from sweep deposits also contributed to the decrease. These factors were partially offset by an increase in earnings from higher average fee-based client assets, primarily reflecting net sales and market appreciation, net of the associated variable compensation.

◾	3% earnings growth in Insurance, largely due to higher favourable investment-related experience, partially offset by unfavourable annual actuarial assumption updates.

◾

13% earnings growth in Investor & Treasury Services, as the prior year included severance and related costs ($83 million after-tax) associated with the repositioning of the business. The repositioning combined with the impact of ongoing efficiency initiatives also resulted in lower staff-related costs in the current year. These factors were partially offset by lower client deposit revenue due to margin compression primarily driven by lower interest rates.

◾

4% earnings growth in Capital Markets, largely due to higher fixed income trading revenue across all regions as elevated market volatility drove increased client activity, and higher debt origination across most regions as the low interest rate environment drove increased primary issuance. Higher equity trading revenue primarily in the U.S. also contributed to the increase. These factors were partially offset by higher PCL mainly attributable to the impact of the COVID-19 pandemic on performing assets, higher taxes due to an increase in the proportion of earnings from higher tax rate jurisdictions, and higher compensation on improved results.

[1]	Earnings per share (EPS).
[2]	Provision for credit losses (PCL).
[3]	Basis points (bps).
[4]

Return on equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key Performance and non-GAAP measures section on page 12 of this Earnings Release.

Q4 2020 Performance

Earnings of $3,246 million were up $40 million or 1% from a year ago, due to higher results in Capital Markets, Corporate Support and Investor & Treasury Services. These were largely offset by lower earnings in Wealth Management, Personal & Commercial Banking and Insurance. Q4 2019 results included a gain on the sale of the private debt business of BlueBay ($134 million after-tax) in Wealth Management. This gain was largely offset by higher severance and related costs ($83 million after-tax) associated with the repositioning of our Investor & Treasury Services business, as well as by an unfavourable accounting adjustment ($41 million after-tax) in Corporate Support included in the prior year.

Earnings were up $45 million or 1% from last quarter, due to higher earnings in Personal & Commercial Banking, Insurance and Investor & Treasury Services. These were partially offset by lower earnings in Capital Markets, Corporate Support and Wealth Management.

Q4 2020 compared to Q4 2019	• Net income of $3,246 million	é 1%
	• Diluted EPS of $2.23	é 2%
	• ROE of 16.0%	ê 20 bps
	• CET1 ratio of 12.5%	é 40 bps

Q4 2020 compared to Q3 2020	• Net income of $3,246 million	é 1%
	• Diluted EPS of $2.23	é 1%
	• ROE of 16.0%	é 30 bps
	• CET1 ratio of 12.5%	é 50 bps

Q4 2020 Business Segment Performance

Personal & Commercial Banking

Net income of $1,502 million decreased $116 million or 7% from a year ago, primarily attributable to lower spreads, largely reflecting the impact of lower interest rates. An increase in technology and related costs and lower card service revenue also contributed to the decrease. These factors were partially offset by average volume growth of 12% in Canadian Banking and lower PCL.

Compared to last quarter, net income increased $135 million or 10%, primarily due to lower PCL, average volume growth of 3% in Canadian Banking and lower staff-related costs. These factors were partially offset by lower spreads, lower card service revenue, an increase in technology and related costs, including digital initiatives, and the timing of professional fees.

Wealth Management

Net income of $546 million decreased $183 million or 25% from a year ago, largely due to a gain in the prior year on the sale of the private debt business of BlueBay of $134 million (after-tax). A decline in net interest income also contributed to the decrease, as average volume growth was more than offset by the impact of lower interest rates. These factors were partially offset by earnings from higher average fee-based client assets, primarily reflecting net sales and market appreciation, net of the associated variable compensation costs.

Compared to last quarter, net income decreased $16 million or 3%. An increase in revenue from higher average fee-based client assets, net of the associated variable compensation costs, and lower PCL were largely offset by unfavourable changes in the net impact of our U.S. share-based compensation plans and the fair value of seed capital investments. In combination with higher technology and related costs and the impact of foreign exchange translation, these factors drove a decrease in net income. Net interest income also contributed to the decrease as average volume growth was more than offset by the impact of lower interest rates.

Insurance

Net income of $254 million decreased $28 million or 10% from a year ago, primarily due to unfavourable annual actuarial assumption updates. The impact from lower favourable longevity reinsurance contracts and reinsurance contract renegotiations also contributed to the decrease. These factors were partially offset by lower claims costs and higher favourable investment-related experience.

Compared to last quarter, net income increased $38 million or 18%, primarily due to improved travel and disability claims experience, as well as the impact of longevity reinsurance contracts in the current quarter. Higher benefits from favourable reinsurance contract renegotiations also contributed to the increase. These factors were partially offset by unfavourable annual actuarial assumption updates in the current quarter primarily related to mortality experience.

Investor & Treasury Services

Net income of $91 million increased $46 million from a year ago, as the prior year included severance and related costs associated with the repositioning of the business ($83 million after-tax). These factors were partially offset by lower revenue from funding and liquidity, client deposits and our asset services business.

Compared to last quarter, net income increased $15 million or 20%, mainly driven by higher funding and liquidity revenue, primarily reflecting the impact of interest rate movements in the prior quarter, partially offset by lower revenue from our asset services business due to reduced client activity.

Capital Markets

Net income of $840 million increased $256 million or 44% from a year ago, largely driven by higher revenue in Global Markets reflecting favourable market conditions, and Corporate and Investment Banking, mainly due to higher debt and equity origination across most regions. Lower compensation also contributed to the increase. These factors were partially offset by higher taxes due to an increase in the proportion of earnings from higher tax rate jurisdictions.

Compared to last quarter, net income decreased $109 million or 11%, mainly driven by lower fixed income trading revenue across most regions relative to the prior quarter which benefitted from significant client activity amid elevated market volatility. This was partially offset by lower compensation on decreased results.

Corporate Support

Net income was $13 million in the current quarter, mainly due to asset/liability management activities, partially offset by net unfavourable tax adjustments. Net income was $31 million last quarter, primarily due to asset/liability management activities, partially offset by net unfavourable tax adjustments and residual unallocated costs. Net loss was $52 million in the same quarter last year, largely due to the impact of an unfavourable accounting adjustment.

Capital, Liquidity and Credit Quality

Capital – As at October 31, 2020, our Basel III CET1 ratio was 12.5%, up 50 bps from last quarter, mainly reflecting strong internal capital generation, lower RWA (primarily market risk) and favourable pension & post-employment benefit impact, partially offset by net credit downgrades.

Liquidity – For the quarter ended October 31, 2020, average LCR was 145%, which translates into a surplus of approximately $112 billion, compared to 154% and a surplus of approximately $127 billion in the prior quarter. While average LCR remains at higher than normal levels due to sustained increases in client deposits driven largely due to industry-wide impacts of the pandemic and associated actions taken by central banks, it has declined quarter over quarter due to liquidity optimization actions taken by management.

Credit Quality

Q4 2020 vs. Q4 2019

Total PCL was $427 million. PCL on loans of $398 million decreased $107 million or 21% from a year ago, primarily due to lower provisions in Personal & Commercial Banking and Capital Markets, partially offset by higher provisions in Wealth Management. The PCL on loans ratio of 23 bps decreased 9 bps, and the PCL on impaired loans ratio was 15 bps.

PCL on other financial assets was $29 million, compared to $(6) million in the prior year, largely reflecting higher provisions in Capital Markets due to the impact of the COVID-19 pandemic.

PCL on loans in Personal & Commercial Banking decreased $74 million or 19%, largely due to lower provisions on impaired loans in our Canadian Banking retail and commercial portfolios, mainly due to the impact of the COVID-19 related government support and payment deferral programs, resulting in a decrease of 14 bps in the impaired loans ratio. This was partially offset by higher provisions on performing loans in our Canadian Banking commercial portfolios, primarily due to the evolving impact of the COVID-19 pandemic.

PCL on loans in Wealth Management increased $17 million or 50%, largely reflecting higher provisions on performing loans in U.S. Wealth Management (including City National) due to the evolving impact of the COVID-19 pandemic. This was partially offset by lower provisions and higher recoveries on impaired loans in U.S. Wealth Management (including City National), mainly in the consumer discretionary and investments sectors, respectively, resulting in a decrease of 21 bps in the impaired loans ratio.

PCL on loans in Capital Markets decreased $48 million or 62%, mainly relating to provisions on performing loans as the current quarter largely reflected favourable changes in macroeconomic factors.

Q4 2020 vs. Q3 2020

Compared to last quarter, total PCL decreased $248 million or 37%. PCL on loans decreased $280 million or 41%, primarily due to lower provisions in Personal & Commercial Banking, Capital Markets and Wealth Management. The PCL on loans ratio of 23 bps was down 17 bps and the PCL on impaired loans ratio was down 8 bps from last quarter.

PCL on other financial assets of $29 million increased $32 million, largely reflecting higher provisions in Capital Markets.

PCL on loans in Personal & Commercial Banking decreased $207 million or 39%, as higher provisions on performing loans in our Canadian Banking commercial portfolios were more than offset by lower provisions in our Canadian Banking retail portfolios, largely due to higher unfavourable changes in our credit quality outlook in the prior quarter. Lower provisions on impaired loans in our Canadian Banking portfolios, mainly due to the impact of the COVID-19 related government support and payment deferral programs, also contributed to the decrease.

PCL on loans in Wealth Management decreased $25 million or 33%, primarily in U.S. Wealth Management (including City National) as the current quarter reflected provisions on impaired loans in a few sectors offset by a recovery in the investments sector, while the prior quarter reflected higher provisions on impaired loans, largely in the industrial products and investments sectors.

PCL on loans in Capital Markets decreased $50 million or 63%, primarily relating to provisions on performing loans as the prior quarter reflected higher unfavourable changes in our credit quality outlook, partially offset by lower repayments in the current quarter.

Digitally Enabled Relationship Bank

90-day Active Mobile users increased 12% from a year ago to 5.0 million, resulting in a 37% increase in mobile sessions. Digital adoption increased to 54.0%.

Selected financial and other highlights

	As at or for the three months ended			For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts) (1)	October 31 2020	July 31 2020	October 31 2019	October 31 2020	October 31 2019
Total revenue	$11,092	$12,920	$11,370	$47,181	$46,002
Provision for credit losses (PCL)	427	675	499	4,351	1,864
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	461	1,785	654	3,683	4,085
Non-interest expense	6,058	6,380	6,319	24,758	24,139
Income before income taxes	4,146	4,080	3,898	14,389	15,914
Net income	$3,246	$3,201	$3,206	$11,437	$12,871
Segments - net income
Personal & Commercial Banking	$1,502	$1,367	$1,618	$5,087	$6,402
Wealth Management	546	562	729	2,155	2,550
Insurance	254	216	282	831	806
Investor & Treasury Services	91	76	45	536	475
Capital Markets	840	949	584	2,776	2,666
Corporate Support	13	31	(52)	52	(28)
Net income	$3,246	$3,201	$3,206	$11,437	$12,871
Selected information
Earnings per share (EPS) - basic	$2.23	$2.20	$2.19	$7.84	$8.78
- diluted	2.23	2.20	2.18	7.82	8.75
Return on common equity (ROE) (2), (3)	16.0%	15.7%	16.2%	14.2%	16.8%
Average common equity (2)	$78,800	$79,350	$76,600	$78,800	$75,000
Net interest margin (NIM) - on average earning assets, net	1.52%	1.49%	1.60%	1.55%	1.61%
PCL on loans as a % of average net loans and acceptances	0.23%	0.40%	0.32%	0.63%	0.31%
PCL on performing loans as a % of average net loans and acceptances	0.08%	0.17%	0.05%	0.39%	0.04%
PCL on impaired loans as a % of average net loans and acceptances	0.15%	0.23%	0.27%	0.24%	0.27%
Gross impaired loans (GIL) as a % of loans and acceptances	0.47%	0.57%	0.46%	0.47%	0.46%
Liquidity coverage ratio (LCR) (4)	145%	154%	127%	145%	127%
Capital ratios and Leverage ratio
Common Equity Tier 1 (CET1) ratio	12.5%	12.0%	12.1%	12.5%	12.1%
Tier 1 capital ratio	13.5%	13.3%	13.2%	13.5%	13.2%
Total capital ratio	15.5%	15.3%	15.2%	15.5%	15.2%
Leverage ratio	4.8%	4.8%	4.3%	4.8%	4.3%
Selected balance sheet and other information (5)
Total assets	$1,624,548	$1,683,134	$1,428,935	$1,624,548	$1,428,935
Securities, net of applicable allowance	275,814	290,513	249,004	275,814	249,004
Loans, net of allowance for loan losses	660,992	655,941	618,856	660,992	618,856
Derivative related assets	113,488	157,378	101,560	113,488	101,560
Deposits	1,011,885	1,017,158	886,005	1,011,885	886,005
Common equity	80,719	78,821	77,816	80,719	77,816
Total risk-weighted assets	546,242	551,421	512,856	546,242	512,856
Assets under management (AUM)	843,600	841,200	762,300	843,600	762,300
Assets under administration (AUA) (6)	5,891,200	5,872,900	5,678,000	5,891,200	5,678,000
Common share information
Shares outstanding (000s) - average basic	1,422,578	1,422,705	1,432,685	1,423,915	1,434,779
- average diluted	1,426,466	1,427,777	1,438,257	1,428,770	1,440,682
- end of period	1,422,473	1,422,200	1,430,096	1,422,473	1,430,096
Dividends declared per common share	$1.08	$1.08	$1.05	$4.29	$4.07
Dividend yield (7)	4.4%	4.8%	4.0%	4.7%	4.1%
Dividend payout ratio	48%	49%	48%	55%	46%
Common share price (RY on TSX) (8)	$93.16	$92.40	$106.24	$93.16	$106.24
Market capitalization (TSX) (8)	132,518	131,411	151,933	132,518	151,933
Business information (number of)
Employees (full-time equivalent) (FTE)	83,842	83,734	82,801	83,842	82,801
Bank branches	1,329	1,330	1,327	1,329	1,327
Automated teller machines (ATMs)	4,557	4,561	4,600	4,557	4,600
Period average US$ equivalent of C$1.00 (9)	$0.756	$0.737	$0.755	$0.744	$0.752
Period-end US$ equivalent of C$1.00	$0.751	$0.747	$0.759	$0.751	$0.759

(1)

Effective November 1, 2019, we adopted IFRS 16 Leases. Results from periods prior to November 1, 2019 are reported in accordance with IAS 17 Leases in our 2020 Annual Report. For further details on the impacts of the adoption of IFRS 16 including the description of accounting policies selected, refer to Note 2 of our 2020 Annual Consolidated Financial Statements.

(2)

Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of this Earnings Release.

(3)

These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of this Earnings Release.

(4)

LCR is the average for the three months ended for each respective period and is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guidance as updated in accordance with the regulatory guidance issued in fiscal 2020. For further details, refer to the Liquidity and funding risk section of our 2020 Annual Report.

(5)	Represents period-end spot balances.
(6)

AUA includes $15.6 billion and $6.7 billion (July 31, 2020 – $16.2 billion and $6.7 billion, October 31, 2019 – $15.5 billion and $8.1 billion) of securitized residential mortgages and credit card loans, respectively.

(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.

Personal & Commercial Banking

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2020	2020	2019
Net interest income	$3,114	$3,079	$3,238
Non-interest income	1,259	1,269	1,330
Total revenue	4,373	4,348	4,568
PCL on performing assets	135	247	50
PCL on impaired assets	181	280	337
PCL	316	527	387
Non-interest expense	2,030	1,985	2,007
Income before income taxes	2,027	1,836	2,174
Net income	$1,502	$1,367	$1,618

Revenue by business
Canadian Banking	$4,165	$4,135	$4,321
Caribbean & U.S. Banking	208	213	247

Selected balances and other information
ROE	26.0%	23.4%	27.0%
NIM	2.59%	2.60%	2.82%
Efficiency ratio (1)	46.4%	45.7%	43.9%
Operating leverage	(5.4)%	(5.7)%	3.7%
Average total assets	$503,200	$494,800	$477,900
Average total earning assets, net	478,500	470,300	456,100
Average loans and acceptances, net	482,000	473,400	458,900
Average deposits	481,300	465,100	405,200
AUA (2), (3)	292,800	293,100	283,800
Average AUA	297,600	286,000	281,800
AUM (3)	5,300	5,200	5,000
PCL on impaired loans as a % of average net loans and acceptances	0.15%	0.24%	0.29%

Other selected information - Canadian Banking
Net income	$1,474	$1,330	$1,555
NIM	2.56%	2.58%	2.76%
Efficiency ratio	44.9%	43.9%	42.0%
Operating leverage	(6.8)%	(5.5)%	4.3%

(1)	Calculated as non-interest expense divided by total revenue.
(2)

AUA includes securitized residential mortgages and credit card loans as at October 31, 2020 of $15.6 billion and $6.7 billion, respectively (July 31, 2020 – $16.2 billion and $6.7 billion, October 31, 2019 – $15.5 billion and $8.1 billion).

(3)	Represents period-end spot balances.

Q4 2020 vs. Q4 2019

Net income decreased $116 million or 7% from a year ago, primarily attributable to lower spreads, an increase in technology and related costs, and lower card service revenue. These factors were partially offset by average volume growth of 12% in Canadian Banking and lower PCL.

Total revenue decreased $195 million or 4%, mainly due to lower spreads, largely due to the impact of lower interest rates, a decrease in card service revenue and lower service charges. These factors were partially offset by average volume growth in Canadian Banking of 5% in loans and 19% in deposits.

Net interest margin was down 23 bps compared to the same quarter last year, mainly due to lower interest rates.

PCL decreased $71 million or 18%, largely due to lower provisions on impaired loans in our Canadian Banking portfolios, resulting in a decrease of 14 bps in the impaired loans ratio. This was partially offset by higher provisions on performing loans in our Canadian Banking portfolios, primarily due to the evolving impact of the COVID-19 pandemic. For further details on PCL, refer to Capital, Liquidity and Credit quality in the Q4 2020 Business Segment Performance section of this Earnings Release.

Non-interest expense increased $23 million or 1%, mainly attributable to an increase in technology and related costs, including digital initiatives, as well as incremental COVID-19 related operating costs. These factors were partially offset by lower discretionary spend.

Q4 2020 vs. Q3 2020

Net income increased $135 million or 10% from last quarter, primarily due to lower PCL, average volume growth of 3% in Canadian Banking and lower staff-related costs. These factors were partially offset by lower spreads, lower card service revenue, an increase in technology and related costs, including digital initiatives, and the timing of professional fees.

Wealth Management

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	2020	2020	2019
Net interest income	$686	$699	$745
Non-interest income	2,382	2,465	2,442
Total revenue	3,068	3,164	3,187
PCL on performing assets	51	31	(1)
PCL on impaired assets	-	43	35
PCL	51	74	34
Non-interest expense	2,312	2,361	2,262
Income before income taxes	705	729	891
Net income	$546	$562	$729
Revenue by business
Canadian Wealth Management	$835	$806	$823
U.S. Wealth Management (including City National)	1,539	1,659	1,556
U.S. Wealth Management (including City National) (US$ millions)	1,165	1,222	1,175
Global Asset Management	608	606	713
International Wealth Management	86	93	95
Selected balances and other information
ROE	13.0%	13.3%	19.5%
NIM	2.50%	2.58%	3.30%
Pre-tax margin (1)	23.0%	23.0%	28.0%
Selected average balance sheet information
Average total assets	$126,300	$124,900	$103,900
Average total earning assets, net	109,300	107,800	89,500
Average loans and acceptances, net	81,000	81,300	66,700
Average deposits	132,100	131,100	100,700
Other information
AUA - total (2)	1,100,000	1,097,100	1,062,200
- U.S. Wealth Management (including City National) (2)	583,800	584,500	543,300
- U.S. Wealth Management (including City National) (US$ millions) (2)	438,200	436,400	412,600
AUM (2)	836,400	834,100	755,700
Average AUA	1,107,700	1,082,000	1,055,700
Average AUM	839,600	815,000	753,300
PCL on impaired loans as a % of average net loans and acceptances	0.00%	0.21%	0.21%
Number of advisors (3)	5,428	5,376	5,296

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q4 2020 vs Q4 2019	Q4 2020 vs Q3 2020
Increase (decrease):
Total revenue	$7	$(41)
Non-interest expense	6	(33)
Net income	-	(5)
Percentage change in average US$ equivalent of C$1.00	0%	3%
Percentage change in average British pound equivalent of C$1.00	(4)%	(1)%
Percentage change in average Euro equivalent of C$1.00	(6)%	(1)%

(1)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(2)	Represents period-end spot balances.
(3)	Represents client-facing advisors across all our wealth management businesses.

Q4 2020 vs. Q4 2019

Net income decreased $183 million or 25% from a year ago, largely due to a gain in the prior year on the sale of the private debt business of BlueBay of $134 million (after-tax), as well as lower net interest income. These factors were partially offset by earnings from higher average fee-based client assets, net of the associated variable compensation costs.

Total revenue decreased $119 million or 4%, mainly due to a gain in the prior year on the sale of the private debt business of BlueBay of $151 million, as well as a decline in net interest income as average volume growth was more than offset by the impact of lower interest rates. These factors were partially offset by higher average fee-based client assets, primarily reflecting net sales and market appreciation.

PCL increased $17 million or 50%, largely reflecting higher provisions on performing loans in U.S. Wealth Management (including City National). This was partially offset by lower provisions and higher recoveries on impaired loans in U.S. Wealth Management (including City National), driving a decrease of 21 bps in the impaired loans ratio. For further details on PCL, refer to Capital, Liquidity and Credit quality in the Q4 2020 Business Segment Performance section of this Earnings Release.

Non-interest expense increased $50 million or 2%, largely due to higher variable compensation commensurate with increased commissionable revenue.

Q4 2020 vs. Q3 2020

Net income decreased $16 million or 3% from last quarter. An increase in revenue from higher average fee-based client assets, net of the associated variable compensation costs, and lower PCL were largely offset by unfavourable changes in the net impact of our U.S. share-based compensation plans and the fair value of seed capital investments. In combination with higher technology and related costs and the impact of foreign exchange translation, these factors drove a decrease in net income. Net interest income also contributed to the decrease as average volume growth was more than offset by the impact of lower interest rates.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2020	July 31 2020	October 31 2019
Non-interest income
Net earned premiums	$986	$974	$944
Investment income, gains/(losses) on assets supporting insurance policyholder liabilities (1)	(71)	1,196	168
Fee income	43	42	41
Total revenue	958	2,212	1,153
PCL	(1)	-	-
Insurance policyholder benefits and claims (1)	391	1,715	572
Insurance policyholder acquisition expense	70	70	82
Non-interest expense	151	140	153
Income before income taxes	347	287	346
Net income	$254	$216	$282

Revenue by business
Canadian Insurance	$299	$1,636	$609
International Insurance	659	576	544
Selected balances and other information
ROE	42.5%	35.9%	50.3%
Premiums and deposits (2)	$1,129	$1,131	$1,105
Fair value changes on investments backing policyholder liabilities (1)	(235)	997	(28)

(1)

Includes unrealized gains and losses on investments backing policyholder liabilities attributable to fluctuation of assets designated as fair value through profit or loss (FVTPL). The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in Insurance premiums, investment and fee income in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in Insurance policyholder benefits, claims and acquisition expense.

(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q4 2020 vs. Q4 2019

Net income decreased $28 million or 10% from a year ago, primarily due to unfavourable annual actuarial assumption updates. The impact from lower favourable longevity reinsurance contracts and reinsurance contract renegotiations also contributed to the decrease. These factors were partially offset by lower claims costs and higher favourable investment-related experience.

Total revenue decreased $195 million or 17%, mainly due to the change in fair value of investments backing policyholder liabilities, which is largely offset in PBCAE as indicated below, and lower realized investment gains. These factors were partially offset by business growth, primarily in International Insurance, which is largely offset in PBCAE as indicated below.

PBCAE decreased $193 million or 30%, mainly reflecting the change in fair value of investments backing policyholder liabilities, higher favourable investment-related experience and lower claims costs. These factors were partially offset by unfavourable annual actuarial assumption updates in the current year largely related to mortality experience, lower favourable longevity reinsurance contracts, business growth, and the lower impact from reinsurance contract renegotiations.

Non-interest expense decreased $2 million or 1%.

Q4 2020 vs. Q3 2020

Net income increased $38 million or 18% from last quarter, primarily due to improved travel and disability claims experience as well as the impact of longevity reinsurance contracts in the current quarter. Higher benefits from favourable reinsurance contract renegotiations also contributed to the increase. These factors were partially offset by unfavourable annual actuarial assumption updates in the current quarter primarily related to mortality experience.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2020	July 31 2020	October 31 2019
Net interest income	$108	$89	$37
Non-interest income	413	395	529
Total revenue	521	484	566
PCL on performing assets	(4)	(4)	(1)
PCL on impaired assets	-	-	-
PCL	(4)	(4)	(1)
Non-interest expense	407	388	508
Income before income taxes	118	100	59
Net income	$91	$76	$45

Selected balances and other information
ROE	10.1%	8.4%	4.8%
Average deposits	$187,000	$195,700	$175,200
Average client deposits	63,300	65,800	57,600
Average wholesale funding deposits	123,700	129,900	117,600
AUA (1)	4,483,500	4,468,100	4,318,100
Average AUA	4,588,400	4,375,800	4,296,300

	For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	Q4 2020 vs Q4 2019	Q4 2020 vs Q3 2020
Increase (decrease):
Total revenue	$13	$2
Non-interest expense	15	2
Net income	(1)	-
Percentage change in average US$ equivalent of C$1.00	0%	3%
Percentage change in average British pound equivalent of C$1.00	(4)%	(1)%
Percentage change in average Euro equivalent of C$1.00	(6)%	(1)%

(1)	Represents period-end spot balances.

Q4 2020 vs. Q4 2019

Net income increased $46 million from a year ago, as the prior year included severance and related costs associated with the repositioning of the business. These factors were partially offset by lower revenue from funding and liquidity, client deposits and our asset services business.

Total revenue decreased $45 million or 8%, mainly due to lower funding and liquidity revenue largely driven by elevated enterprise liquidity partially offset by higher gains from the disposition of securities, and lower client deposit revenue as the growth in client deposit volumes was more than offset by margin compression. Lower revenue from our asset services business driven by reduced client activity also contributed to the decrease. These factors were partially offset by the impact of foreign exchange translation.

Non-interest expense decreased $101 million or 20% as the prior year included severance and related costs associated with the repositioning of the business. Lower staff-related costs reflecting the benefit from ongoing efficiency initiatives also contributed to the decrease. These factors were partially offset by the impact of foreign exchange translation and higher costs in support of efficiency and technology initiatives.

Q4 2020 vs. Q3 2020

Net income increased $15 million or 20% from last quarter, mainly driven by higher funding and liquidity revenue primarily reflecting the impact of interest rate movements in the prior quarter, partially offset by lower revenue from our asset services business due to reduced client activity.

Capital Markets

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts)	2020	2020	2019
Net interest income (1)	$1,183	$1,335	$1,063
Non-interest income (1)	1,092	1,413	924
Total revenue (1)	2,275	2,748	1,987
PCL on performing assets	(3)	12	18
PCL on impaired assets	68	66	60
PCL	65	78	78
Non-interest expense	1,165	1,471	1,308
Income before income taxes	1,045	1,199	601
Net income	$840	$949	$584

Revenue by business
Corporate and Investment Banking	$1,088	$1,080	$934
Global Markets	1,333	1,774	1,095
Other	(146)	(106)	(42)
Selected balances and other information
ROE	14.4%	15.7%	10.0%
Average total assets	$709,000	$777,400	$696,100
Average trading securities	106,700	102,700	103,800
Average loans and acceptances, net	101,500	116,400	98,100
Average deposits	74,400	77,200	76,800
PCL on impaired loans as a % of average net loans and acceptances	0.27%	0.25%	0.24%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2020 was $127 million (July 31, 2020 – $126 million, October 31, 2019 - $112 million).

Q4 2020 vs. Q4 2019

Net income increased $256 million or 44% from a year ago, largely driven by higher revenue in Global Markets and Corporate and Investment Banking, as well as lower compensation. These factors were partially offset by higher taxes due to an increase in the proportion of earnings from higher tax rate jurisdictions.

Total revenue increased $288 million or 14%, mainly due to higher equity trading revenue primarily in the U.S. reflecting favourable market conditions and increased client activity, as well as higher debt origination across most regions. Higher fixed income trading revenue largely in the U.S. driven by increased client activity, and higher equity origination across most regions also contributed to the increase.

PCL decreased $13 million or 17%, mainly due to lower provisions on performing loans, partially offset by higher provisions on other financial assets. For further details on PCL, refer to Capital, Liquidity and Credit quality in the Q4 2020 Business Segment Performance section of this Earnings Release.

Non-interest expense decreased $143 million or 11%, primarily driven by lower compensation.

Q4 2020 vs. Q3 2020

Net income decreased $109 million or 11% from last quarter, mainly driven by lower fixed income trading revenue across most regions relative to the prior quarter which benefitted from significant client activity amid elevated market volatility. This was partially offset by lower compensation on decreased results.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2020	July 31 2020	October 31 2019
Net interest income (loss) (1)	$(81)	$(63)	$28
Non-interest income (loss) (1)	(22)	27	(119)
Total revenue (1)	(103)	(36)	(91)
PCL	-	-	1
Non-interest expense	(7)	35	81
Income (loss) before income taxes (1)	(96)	(71)	(173)
Income taxes (recoveries) (1)	(109)	(102)	(121)
Net income (loss)	$13	$31	$(52)

(1)	Teb adjusted.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Total revenue and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in income taxes (recoveries).

The teb amount for the three months ended October 31, 2020 was $127 million, $126 million last quarter and $112 million in the same quarter last year. For further discussion, refer to the How we measure and report our business segments section of our 2020 Annual Report.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.

Q4 2020

Net income was $13 million in the current quarter, mainly due to asset/liability management activities, partially offset by net unfavourable tax adjustments.

Q3 2020

Net income was $31 million last quarter, primarily due to asset/liability management activities, partially offset by net unfavourable tax adjustments and residual unallocated costs.

Q4 2019

Net loss was $52 million in the same quarter last year, largely due to the impact of an unfavourable accounting adjustment.

Key performance and non-GAAP measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. ROE does not have a standardized meaning under GAAP. We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business.

Calculation of ROE

	For the three months ended							For the year ended
	October 31, 2020							October 31, 2020
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$1,482	$531	$252	$89	$819	$-	$3,173	$11,164
Total average common equity (1), (2)	$22,700	$16,200	$2,350	$3,450	$22,700	$11,400	$78,800	$78,800
ROE (3)	26.0%	13.0%	42.5%	10.1%	14.4%	n.m.	16.0%	14.2%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.

n.m. not meaningful

Additional information about these and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our 2020 Annual Report.

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2020 (1)	July 31 2020 (2)	October 31 2019 (1)

Assets
Cash and due from banks	$118,888	$119,181	$26,310
Interest-bearing deposits with banks	39,013	40,640	38,345

Securities
Trading	136,071	145,533	146,534
Investment, net of applicable allowance	139,743	144,980	102,470
	275,814	290,513	249,004
Assets purchased under reverse repurchase agreements and securities borrowed	313,015	308,215	306,961

Loans
Retail	457,976	443,845	426,086
Wholesale	208,655	217,605	195,870
	666,631	661,450	621,956
Allowance for loan losses	(5,639)	(5,509)	(3,100)
	660,992	655,941	618,856
Segregated fund net assets	1,922	1,908	1,663

Other
Customers’ liability under acceptances	18,507	18,239	18,062
Derivatives	113,488	157,378	101,560
Premises and equipment	7,934	8,175	3,191
Goodwill	11,302	11,356	11,236
Other intangibles	4,752	4,640	4,674
Other assets	58,921	66,948	49,073
	214,904	266,736	187,796
Total assets	$1,624,548	$1,683,134	$1,428,935

Liabilities and equity

Deposits
Personal	$343,052	$337,196	$294,732
Business and government	624,311	640,284	565,482
Bank	44,522	39,678	25,791
	1,011,885	1,017,158	886,005
Segregated fund net liabilities	1,922	1,908	1,663

Other
Acceptances	18,618	18,348	18,091
Obligations related to securities sold short	29,285	36,841	35,069
Obligations related to assets sold under repurchase agreements and securities loaned	274,231	273,768	226,586
Derivatives	109,927	155,479	98,543
Insurance claims and policy benefit liabilities	12,215	12,421	11,401
Other liabilities	69,831	70,938	58,137
	514,107	567,795	447,827
Subordinated debentures	9,867	9,899	9,815
Total liabilities	1,537,781	1,596,760	1,345,310
Equity attributable to shareholders
Preferred shares and other equity instruments	5,945	7,447	5,707
Common shares	17,499	17,481	17,587
Retained earnings	59,806	57,805	55,981
Other components of equity	3,414	3,535	4,248
	86,664	86,268	83,523
Non-controlling interests	103	106	102
Total equity	86,767	86,374	83,625
Total liabilities and equity	$1,624,548	$1,683,134	$1,428,935

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2020 (1)	July 31 2020 (1)	October 31 2019 (1)	October 31 2020 (2)	October 31 2019 (2)

Interest and dividend income
Loans	$5,522	$5,603	$6,186	$23,420	$24,863
Securities	1,335	1,681	1,659	6,488	6,827
Assets purchased under reverse repurchase agreements and securities borrowed	550	617	2,268	4,668	8,960
Deposits and other	56	55	329	307	683
	7,463	7,956	10,442	34,883	41,333

Interest expense
Deposits and other	1,588	1,838	3,175	8,783	12,988
Other liabilities	811	917	2,066	4,985	8,231
Subordinated debentures	54	62	90	280	365
	2,453	2,817	5,331	14,048	21,584
Net interest income	5,010	5,139	5,111	20,835	19,749

Non-interest income
Insurance premiums, investment and fee income	958	2,212	1,153	5,361	5,710
Trading revenue	224	623	116	1,239	995
Investment management and custodial fees	1,577	1,489	1,477	6,101	5,748
Mutual fund revenue	961	915	932	3,712	3,628
Securities brokerage commissions	320	341	323	1,439	1,305
Service charges	456	430	493	1,842	1,907
Underwriting and other advisory fees	578	570	428	2,319	1,815
Foreign exchange revenue, other than trading	233	246	242	1,012	986
Card service revenue	211	259	252	969	1,072
Credit fees	361	296	344	1,321	1,269
Net gains on investment securities	23	11	16	90	125
Share of profit in joint ventures and associates	20	20	26	77	76
Other	160	369	457	864	1,617
	6,082	7,781	6,259	26,346	26,253
Total revenue	11,092	12,920	11,370	47,181	46,002
Provision for credit losses	427	675	499	4,351	1,864
Insurance policyholder benefits, claims and acquisition expense	461	1,785	654	3,683	4,085

Non-interest expense
Human resources	3,587	4,032	3,720	15,252	14,600
Equipment	508	469	452	1,907	1,777
Occupancy	431	415	424	1,660	1,635
Communications	254	233	296	989	1,090
Professional fees	385	337	382	1,330	1,305
Amortization of other intangibles	330	325	309	1,273	1,197
Other	563	569	736	2,347	2,535
	6,058	6,380	6,319	24,758	24,139

Income before income taxes	4,146	4,080	3,898	14,389	15,914
Income taxes	900	879	692	2,952	3,043
Net income	$3,246	$3,201	$3,206	$11,437	$12,871

Net income attributable to:
Shareholders	$3,247	$3,197	$3,201	$11,432	$12,860
Non-controlling interests	(1)	4	5	5	11
	$3,246	$3,201	$3,206	$11,437	$12,871
Basic earnings per share (in dollars)	$2.23	$2.20	$2.19	$7.84	$8.78
Diluted earnings per share (in dollars)	2.23	2.20	2.18	7.82	8.75
Dividends per common share (in dollars)	1.08	1.08	1.05	4.29	4.07

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income

(Millions of Canadian dollars)	For the three months ended			For the year ended
	October 31 2020 (1)	July 31 2020 (1)	October 31 2019 (1)	October 31 2020 (2)	October 31 2019 (2)
Net income	$3,246	$3,201	$3,206	$11,437	$12,871
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	33	749	(26)	(24)	192
Provision for credit losses recognized in income	(9)	(1)	(2)	13	(14)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(40)	(48)	(58)	(161)	(133)
	(16)	700	(86)	(172)	45
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(426)	(2,112)	180	810	65
Net foreign currency translation gains (losses) from hedging activities	191	716	(121)	(397)	5
Reclassification of losses (gains) on foreign currency translation to income	-	(21)	-	(21)	2
Reclassification of losses (gains) on net investment hedging activities to income	-	21	(1)	21	1
	(235)	(1,396)	58	413	73
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	44	88	57	(1,145)	(559)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	85	(113)	(47)	72	(135)
	129	(25)	10	(1,073)	(694)
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans	498	(554)	125	(68)	(942)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(152)	(664)	(41)	(263)	51
Net gains (losses) on equity securities designated at fair value through other comprehensive income	4	3	(2)	28	25
	350	(1,215)	82	(303)	(866)
Total other comprehensive income (loss), net of taxes	228	(1,936)	64	(1,135)	(1,442)
Total comprehensive income (loss)	$3,474	$1,265	$3,270	$10,302	$11,429
Total comprehensive income attributable to:
Shareholders	$3,476	$1,264	$3,266	$10,295	$11,419
Non-controlling interests	(2)	1	4	7	10
	$3,474	$1,265	$3,270	$10,302	$11,429

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Changes in Equity

	For the three months ended October 31, 2020 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,448	$17,610	$(1)	$(129)	$57,805	$(123)	$4,866	$(1,208)	$3,535	$86,268	$106	$86,374
Changes in equity
Issues of share capital and other equity instruments	-	18	-	-	(1)	-	-	-	-	17	-	17
Common shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of preferred shares and other equity instruments	(1,500)	-	-	-	-	-	-	-	-	(1,500)	-	(1,500)
Sales of treasury shares and other equity instruments	-	-	22	658	-	-	-	-	-	680	-	680
Purchases of treasury shares and other equity instruments	-	-	(24)	(658)	-	-	-	-	-	(682)	-	(682)
Share-based compensation awards	-	-	-	-	(2)	-	-	-	-	(2)	-	(2)
Dividends on common shares	-	-	-	-	(1,539)	-	-	-	-	(1,539)	-	(1,539)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(74)	-	-	-	-	(74)	(2)	(76)
Other	-	-	-	-	20	-	-	-	-	20	1	21
Net income	-	-	-	-	3,247	-	-	-	-	3,247	(1)	3,246
Total other comprehensive income (loss), net of taxes	-	-	-	-	350	(16)	(234)	129	(121)	229	(1)	228
Balance at end of period	$5,948	$17,628	$(3)	$(129)	$59,806	$(139)	$4,632	$(1,079)	$3,414	$86,664	$103	$86,767

	For the three months ended October 31, 2019 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,706	$17,652	$(1)	$(59)	$54,692	$119	$4,162	$(16)	$4,265	$82,255	$99	$82,354
Changes in equity
Issues of share capital and other equity instruments	-	49	-	-	-	-	-	-	-	49	-	49
Common shares purchased for cancellation	-	(56)	-	-	(418)	-	-	-	-	(474)	-	(474)
Redemption of preferred shares and other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-
Sales of treasury shares and other equity instruments	-	-	37	1,500	-	-	-	-	-	1,537	-	1,537
Purchases of treasury shares and other equity instruments
instruments	-	-	(35)	(1,499)	-	-	-	-	-	(1,534)	-	(1,534)
Share-based compensation awards	-	-	-	-	(8)	-	-	-	-	(8)	-	(8)
Dividends on common shares	-	-	-	-	(1,503)	-	-	-	-	(1,503)	-	(1,503)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(64)	-	-	-	-	(64)	(1)	(65)
Other	-	-	-	-	(1)	-	-	-	-	(1)	-	(1)
Net income	-	-	-	-	3,201	-	-	-	-	3,201	5	3,206
Total other comprehensive income (loss), net of taxes	-	-	-	-	82	(86)	59	10	(17)	65	(1)	64
Balance at end of period	$5,706	$17,645	$1	$(58)	$55,981	$33	$4,221	$(6)	$4,248	$83,523	$102	$83,625

(1)	Derived from unaudited financial statements.

	For the year ended October 31, 2020 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,706	$17,645	$1	$(58)	$55,981	$33	$4,221	$(6)	$4,248	$83,523	$102	$83,625
Transition adjustment	-	-	-	-	(107)	-	-	-	-	(107)	-	(107)
Adjusted balance at beginning of period	$5,706	$17,645	$1	$(58)	$55,874	$33	$4,221	$(6)	$4,248	$83,416	$102	$83,518
Changes in equity
Issues of share capital and other equity instruments	1,750	80	-	-	(5)	-	-	-	-	1,825	-	1,825
Common shares purchased for cancellation	-	(97)	-	-	(717)	-	-	-	-	(814)	-	(814)
Redemption of preferred shares and other equity instruments	(1,508)	-	-	-	-	-	-	-	-	(1,508)	-	(1,508)
Sales of treasury shares and other equity instruments	-	-	110	4,668	-	-	-	-	-	4,778	-	4,778
Purchases of treasury shares and other equity instruments	-	-	(114)	(4,739)	-	-	-	-	-	(4,853)	-	(4,853)
Share-based compensation awards	-	-	-	-	(3)	-	-	-	-	(3)	-	(3)
Dividends on common shares	-	-	-	-	(6,111)	-	-	-	-	(6,111)	-	(6,111)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(268)	-	-	-	-	(268)	(6)	(274)
Other	-	-	-	-	(93)	-	-	-	-	(93)	-	(93)
Net income	-	-	-	-	11,432	-	-	-	-	11,432	5	11,437
Total other comprehensive income (loss), net of taxes	-	-	-	-	(303)	(172)	411	(1,073)	(834)	(1,137)	2	(1,135)
Balance at end of period	$5,948	$17,628	$(3)	$(129)	$59,806	$(139)	$4,632	$(1,079)	$3,414	$86,664	$103	$86,767

	For the year ended October 31, 2019 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$6,306	$17,635	$3	$(18)	$51,018	$(12)	$4,147	$688	$4,823	$79,767	$94	$79,861
Changes in equity
Issues of share capital and other equity instruments	350	136	-	-	-	-	-	-	-	486	-	486
Common shares purchased for cancellation	-	(126)	-	-	(904)	-	-	-	-	(1,030)	-	(1,030)
Redemption of preferred shares and other equity instruments	(950)	-	-	-	-	-	-	-	-	(950)	-	(950)
Sales of treasury shares and other equity instruments	-	-	182	5,340	-	-	-	-	-	5,522	-	5,522
Purchases of treasury shares and other equity instruments	-	-	(184)	(5,380)	-	-	-	-	-	(5,564)	-	(5,564)
Share-based compensation awards	-	-	-	-	(23)	-	-	-	-	(23)	-	(23)
Dividends on common shares	-	-	-	-	(5,840)	-	-	-	-	(5,840)	-	(5,840)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(269)	-	-	-	-	(269)	(2)	(271)
Other	-	-	-	-	5	-	-	-	-	5	-	5
Net income	-	-	-	-	12,860	-	-	-	-	12,860	11	12,871
Total other comprehensive income (loss), net of taxes	-	-	-	-	(866)	45	74	(694)	(575)	(1,441)	(1)	(1,442)
Balance at end of period	$5,706	$17,645	$1	$(58)	$55,981	$33	$4,221	$(6)	$4,248	$83,523	$102	$83,625

(1)	Derived from audited financial statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications, including statements by our President and Chief Executive Officer. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and the potential continued impacts of the coronavirus (COVID-19) pandemic on our business operations, and financial results, condition and objectives and on the global economy and financial market conditions. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections and Significant developments: COVID-19 section of our annual report for the fiscal year ended October 31, 2020 (the 2020 Annual Report); including business and economic conditions, information technology and cyber risks, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third party related risks, regulatory changes, environmental and social risk (including climate change), and digital disruption and innovation, culture and conduct, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, environmental and social risk, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business operations, and financial results, condition and objectives.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2020 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections and Significant developments: COVID-19 section of our 2020 Annual Report.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our 2020 Annual Report at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for December 2, 2020 at 8:00 a.m. (EST) and will feature a presentation about our fourth quarter and 2020 results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 9602843#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from December 2, 2020 until February 23, 2021 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 5433178#).

Media Relations Contact

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contacts

Nadine Ahn, SVP Wholesale Finance and Investor Relations, nadine.ahn@rbccm.com, 416-974-3355

Asim Imran, Vice President, Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 416-955-2546

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 86,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.